BDM CONSTRUCTION
COMPANY INC.

835 Piner Rd., Suite 0
Post Office Box 3847
Santa Rosa, California
95402-3847

CL 376515

(707) 523-1722
Fax (707) 526-4980





PROMISSORY NOTE


July 31, 1996, Hopland, California. For valuable consideration, receipt of which is hereby acknowledged, the borrower hereto agrees as follows:


1. BORROWER'S PROMISE TO PAY: For consideration received, We promise to pay the sum of $60,000.00 together with interest, all due and payable on or before August 31, 1996, by 5:00 p.m. without notice or demand, as provided for herein.

2. LOAN COSTS/SECURITY: In consideration of BDM Construction Company, Inc.'s loan of the funds herein, borrower agrees to pay $60,600.00, principal and interest, provided that the loan is paid by the due date. Interest will continue to accrue at a rate of 12% per annum. A late charge of $50.00 per day will be added for each day that the loan is not paid.

Borrower additionally authorizes BDM Construction Company Inc. to offset all costs and attorney's fees incurred in connection with the preparation of this agreement and ancillary documents including a U.C.C. financing statement, together with any collection costs.

Should any payment due not be received by its due date, interest on the unpaid balance shall accrue at the rate of 1.5% per month until paid in full, this is in addition to all up front loan costs described herein. Borrower additionally acknowledges that this note is secured by a UCC- I Filing covering a Krohnes Labeler valued at approximately $108,000.00, currently stored at 290 East Gobbi Street in Ukiah, California.




/s/  Norman Franks
MENDOCINO BREWING COMPANY